Reset IV Inc.



ANNUAL REPORT

9501 Hillwood Drive, Suite 200

Las Vegas, NV 89134

0

www.resetiv.com

This Annual Report is dated June 15, 2021.

BUSINESS

Reset IV, Inc. (Delaware) (also referred to as "we", "us", "our", or "Company") was formed under the state laws of Delaware, to operate as the parent company to the Reset IV brand.

We are an on-demand, mobile infusion company. We allow people to order infusion services from our website or by phone. We dispatch medical professionals to customers' homes, hotel rooms, offices, etc. Our cliental includes a vast array of customers, from the average "joe" to the ultra-wealthy, including celebrities.

Although Reset IV, Inc. is involved in healthcare delivery, it is not owned by a physician. Since each state has its own Corporate Practice of Medicine Laws, the corporate structure and relationship of Reset IV and between its healthcare partners varies by State.

In California and Nevada (states that have Corporate Practice of Medicine laws) the Reset IV entities act as a management company in the form of a Management Services Organization

("MSO") for the medical company (the PLLC owned by a physician or Nurse Practitioner), providing HR services, marketing services, accounting services, and other management related services. All the nurses, nurse practitioners, and other medical personnel work for the medical company and all medical services are carried out by the medical company. In addition, all fees from clients are collected by and paid to the medical company. In these states, the MSO collects a management fee from the medical company as a percentage of net revenue collected, typically around 70% of the gross revenue. There is Management Service Agreement ("MSA") that exists between the medical company, and Reset IV in these states that provide for all medical-related expenses (medical personnel payroll, medical supplies, and medications, etc.) to be provided by the Medical Company.

In Florida (where the Corporate Practice of Medicine allows for it), Reset IV is the sole company, and all medical personnel work for Reset IV and Reset IV collects 100% of sales revenue and pays 100% of expenses.

The parent companies ownership structure of these subsidiaries is as follow:

California: 94.5% (In addition, the Physician that owns the medical practice in this state has a buyout clause in the MSA that in the event that Reset IV, LLC California is sold while the MSA is in effect, Reset IV LLC California is required to "buyout" the medical practice from the MSA at 5% of the purchase price)

Nevada: 74.8% (In addition, the Nurse Practitioner that owns the medical practice in this state has a buyout clause in the MSA that in the event that Reset IV, LLC Nevada is sold while the MSA is in effect, Reset IV LLC Nevada is required to "buyout" the medical practice from the MSA at 5% of the purchase price)

Florida: 99%

In future states, the plan is for Reset IV, Inc. (Delaware) to own 98-100% of the Reset IV, LLC as subsidiaries in those states. We plan to partner with someone locally in different states with local relationships to help grow the brand in those states. We will likely offer them a small percentage of the company in exchange for their efforts. This would be why Reset IV would own 98-100% of future states.

Reset IV, Inc. (Delaware) owns the Reset IV trademarked brand, as well as the website and other brand assets. The Delaware corporation also manages the operations of each Reset IV state subsidiary; currently in California, Nevada, and Florida. In exchange for the rights to use the Reset IV brand, website, and brand assets, and as payment for managing its operations, each Reset IV state subsidiary pays a monthly management fee of 5% of net sales to Reset IV, Inc. (Delaware).

Previous Offerings

Between 2020 and 2019, we sold 994,381 shares of common stock in exchange for $1.04 per share under Regulation Crowdfunding.

• Name: Reset IV, Inc (Delaware) Common Stock
Type of security sold: Equity
Final amount sold: $7,130
Number of Securities Sold: 2,288,618
Use of proceeds: Organizational expenses, start-up costs, and general operating expenses for Reset IV, Inc. (Delaware)
Date: December 31, 2017
Offering exemption relied upon: Section 4(a)(2)

• Name: Reset IV, Inc (Delaware) Common Stock
Type of security sold: Equity
Final amount sold: $7,332
Number of Securities Sold: 2,353,643
Use of proceeds: Operating expenses for Reset IV, Inc. (Delaware)
Date: December 31, 2018
Offering exemption relied upon: Section 4(a)(2)

• Name: Reset IV, Inc (Delaware) Common Stock
Type of security sold: Equity
Final amount sold: $15,538
Number of Securities Sold: 4,987,739
Use of proceeds: Operating expenses for Reset IV, Inc. (Delaware)
Date: December 31, 2019
Offering exemption relied upon: Section 4(a)(2)

• Name: Reset IV, LLC (Nevada) Membership Interest
Type of security sold: Equity
Final amount sold: $134
Number of Securities Sold: 134

Use of proceeds: Organizational expenses for Reset IV, LLC (Nevada)
Date: December 31, 2017
Offering exemption relied upon: Section 4(a)(2)

• Name: Reset IV, LLC (Nevada) Membership Interest
Type of security sold: Equity
Final amount sold: $6,319
Number of Securities Sold: 6,319
Use of proceeds: Operating expenses for Reset IV, LLC (Nevada)
Date: December 31, 2018
Offering exemption relied upon: Section 4(a)(2)

• Name: Reset IV, LLC (Nevada) Membership Interest
Type of security sold: Equity
Final amount sold: $231
Number of Securities Sold: 231
Use of proceeds: Operating expenses for Reset IV, LLC (Nevada)
Date: December 31, 2019
Offering exemption relied upon: Section 4(a)(2)

• Name: Reset IV, LLC (Florida) Membership Interest
Type of security sold: Equity
Final amount sold: $100
Number of Securities Sold: 100
Use of proceeds: Organizational expenses for Reset IV, LLC (Florida)
Date: December 31, 2018
Offering exemption relied upon: Section 4(a)(2)

• Name: Reset IV, LLC (California) Membership Interest
Type of security sold: Equity
Final amount sold: $5,025
Number of Securities Sold: 5,025
Use of proceeds: Organizational expenses for Reset IV, LLC (California)
Date: December 31, 2019
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $459,747.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

• Creditor: SBA Payroll Protection Program
Amount Owed: $112,164
Interest Rate: 1.0%

• Creditor: GM Financial Auto Loan
Amount Owed: $26,988
Interest Rate: 3.8%

• Creditor: Daniel Rubenstein, CEO
Amount Owed: $20,607
Interest Rate: 10.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Daniel Rubenstein
Daniel Rubenstein's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
• Position: Chief Executive Officer; Director
Dates of Service: October 31, 2017 - Present
Responsibilities: Growth strategy, management, financial oversight, legal oversight, technology oversight, and marketing oversight and guidance. Daniel's compensation is $6,000/month salary.

Other business experience in the past three years:
• Employer: Prestige Sourcing Group, LLC
Title: Chief Operating Officer
Dates of Service: September 15, 2014 - Present
Responsibilities: Project management, employee/contractor oversight, factory sourcing and oversight, and client management.

Other business experience in the past three years:
• Employer: Community Kollel Of Las Vegas
Title: Jewish Outreach and Education
Dates of Service: May 15, 2014 - Present
Responsibilities: Teaching classes to Jewish adults on Jewish philosophy, laws, and history.

Name: Elisheva Rubenstein
Elisheva Rubenstein's current primary role is with Prestige Sourcing Group, LLC. Elisheva

Rubenstein currently services 1 hour per week in their role with the Issuer.

Positions and offices currently held with the issuer:
• Position: Secretary
Dates of Service: January 01, 2019 - Present
Responsibilities: Signing off on meeting minutes and bylaws. Elisheva does not currently take a salary from the Company.

Other business experience in the past three years:
• Employer: Prestige Sourcing Group, LLC
Title: Chief Executive Officer
Dates of Service: December 25, 2014 - Present
Responsibilities: Strategy and oversight of business development.

Other business experience in the past three years:
• Employer: Steinberg Diagnostics Medical Imaging
Title: Per-Diem Radiologic Technologist
Dates of Service: October 15, 2017 - Present
Responsibilities: Taking X-rays of patients

Name: Lori Parks
Lori Parks' current primary role is with the Issuer.
Positions and offices currently held with the issuer:

• Position: Treasurer
Dates of Service: January 01, 2019 - Present
Responsibilities: Financial oversight and regulation. Lori receives an hourly consulting fee from the Company.

• Position: Controller
Dates of Service: May 25, 2018 - Present
Responsibilities: Analyzing financial data, monitoring internal controls, managing financial transactions, streamlining accounting functions and operations, preparing financial reports and statements, and developing plans for financial growth. Lori receives an hourly consulting fee from the Company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Daniel Rubenstein
Amount and nature of Beneficial ownership: 9,533,700
Percent of class: 85.0%

RELATED PARTY TRANSACTIONS

• Name of Entity: Daniel Rubenstein
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: During the years ended December 31, 2020 and 2019, the Company received advances from its officer and director, Daniel Rubenstein, for general and administrative purposes.
Material Terms: The advances are borrowed at an interest rate of 10%, unsecured, and due on demand. As of December 31, 2020, the outstanding balance of the note and accrued interest was $20,607. The entire note has been classified as current.

OUR SECURITIES

Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001 per share. As of December 31, 2020, 11,207,713 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Common stock

The amount of security authorized is 50,000,000 with a total of 11,207,713 outstanding.

Voting Rights

One vote per share on all matters that common shareholders are allowed to vote on.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our service, that people think it's a better option than competing services, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the medical industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain further traction in the current marketplace at a faster rate than our current services have, and gain traction in additional cities. It is possible that our new services will fail to gain market acceptance for any number of reasons. If the new services fail to achieve significant sales and acceptance in these marketplaces, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, more established companies that currently have services on the market and/or various respective service development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent services earlier than us, or superior service than those developed by us. There can be no assurance that competitors will render our technology or services obsolete or that the services offered by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of our services, and our current business model may be subject to change and if they do then the selling of our services may no longer be in the best interest of the Company. At such point, the Company may no longer want to offer this service and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including medical services. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider could harm our reputation and materially negatively impact our financial condition and business.

Regulatory Restrictions

Each state has its own laws addressing the Corporate Practice of Medicine that vary in its discussion and enforcement of these laws. In addition, each state varies in the authority given to Registered Nurses and Nurse Practitioners, as well as the requirements for the practice and reliance on telehealth. We will be required to structure our company in each state in a way the complies with the laws in each State. The different structures may affect our ability to operate in these states, as well as the level of profitability in these states. We are operating at the forefront of the merge between technology and the slowly evolving health care laws to support the advancement of technology and its role in healthcare. We may find ourselves in some states ahead of this evolution in local healthcare laws. This may affect the way we operate in some states

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 15, 2021.

Reset IV Inc.

By   /s/ *Lori A. Parks*

     Name: Lori A. Parks

     Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

RESET IV, INC.
Delaware

CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2020 AND 2019
(UNAUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

CONSOLIDATED FINANCIAL STATEMENTS:

Reset IV, Inc.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current assets				
Cash	$	459,747	$	58,946
Accounts receivable		-		6,720
Inventory		8,191		10,242
Prepaid expenses and other current assets		26,769		10,379
Total current assets		**494,707**		**86,287**
Property and equipment, net		51,481		1,791
Other assets				
Intangible assets, net	$	1,863	$	1,140
Notes receivable		209,721		162,575
Total other assets		**211,584**		**163,715**
Total assets	$	**757,772**	$	**251,793**
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current liabilities				
Accounts payable	$	36,004	$	25,884
Credit cards payable		33,297		70,741
Notes payable		139,152		-
Notes payable, related party		20,607		26,262
Other current liabilities		23,267		24,989
Total current liabilities		**252,327**		**147,876**
Stockholders' equity (deficit)				
Common stock; $.001 par value,				
50,000,000 shares authorized,				
11,207,713 and 9,630,000 shares				
issued and outstanding, respectively		1,641		30
Additional paid in capital in excess of par		1,052,871		71,275
Non-controlling interest		63,436		40,394
Accumulated earnings (deficit)		(612,502)		(7,782)
Total stockholders' equity (deficit)		**505,445**		**103,917**
Total liabilities and stockholders' equity (deficit)	$	**757,772**	$	**251,793**

Reset IV, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

For the Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Revenues, net	$	1,555,526	$	1,442,423
Cost of goods sold		229,229		227,698
Gross profit		1,326,297		1,214,725
Operating expenses				
General and administrative expense		434,580		582,425
Sales and marketing		1,467,895		612,853
Total operating expenses		1,902,475		1,195,278
Earnings (loss) from operations		(576,178)		19,447
Interest income		12		9,103
Interest expense		5,802		4,074
Net income (loss)		**(581,968)**		**24,476**
Net income (loss) attributable to noncontrolling interest		22,752		18,302
Net income (loss) attributable to shareholders of Reset IV, Inc.	$	**(604,720)**	$	**6,174**

Reset IV, Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(USD $ in Dollars)	Shares	Common Stock	Additional Paid-in Capital	Members' Equity	Non-controlling Interest	Accumulated Earnings (Deficit)	Total Stockholders' Equity (Deficit)
Balance, December 31, 2018	-	-	-	14,462	-	(13,956)	506
Member contribution	-	-	-	15,538	-	-	15,538
Acquisition of entities under common control	-	-	-	41,305	22,067	-	63,372
Non-controlling interest contribution - Reset IV, LLC (CA)	-	-	-	-	25	-	25
Conversion from LLC to C Corporation	9,630,000	30	71,275	(71,305)	-	-	-
Net income	-	-	-	-	18,302	6,174	24,476
Balance, December 31, 2019	9,630,000	30	71,275	-	40,394	(7,782)	103,917
Non-controlling interest contribution - Reset IV, LLC (CA)	-	-	-	-	250	-	250
Non-controlling interest contribution - Reset IV, LLC (FL)	-	-	-	-	40	-	40
Issuance of common stock for marketing services	583,332	607	606,059	-	-	-	606,665
Issuance of common stock, net of offering costs	994,381	1,004	375,537	-	-	-	376,541
Net income	-	-	-	-	22,752	(604,720)	(581,968)
Balance, December 31, 2020	11,207,713	$ 1,641	$ 1,052,871	$ -	$ 63,436	$ (612,502)	$ 505,445

Reset IV, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Cash flows from operating activities:		
Net income (loss)	$ (604,720)	$ 24,476
Adjustments to reconcile net income		
to net cash used by operating activities:		
Depreciation	10,732	1,811
Bad debt expense on notes receivable	-	230,853
Shares issued for services	606,665	-
Changes in operating assets and liabilities:		
Accounts receivable	6,720	1,914
Inventory	2,051	(5,344)
Prepaid expenses and other current assets	(16,390)	(5,085)
Notes receivable	(47,146)	(176,729)
Accounts payable	10,120	(24,577)
Credit cards payable	(37,444)	6,364
Other current liabilities	(1,722)	23,026
Net cash provided (used) by operating activities	**(71,134)**	**76,710**
Cash flows from investing activities:		
Purchases of property and equipment	(60,422)	-
Acquisition of entities under common control, net of cash acquired	-	7,549
Net cash provided (used) by investing activities	**(60,422)**	**7,549**
Cash flows from financing activities:		
Borrowing (repayment) on notes payable	155,526	(40,876)
Member contribution	-	15,538
Non-controlling interest contribution - Reset IV, LLC (CA)	250	25
Non-controlling interest contribution - Reset IV, LLC (FL)	40	-
Proceeds from sale of common stock	376,541	-
Net cash provided (used) by financing activities	**532,357**	**(25,313)**
Net change in cash	400,801	58,946
Cash, beginning of period	58,946	-
Cash, end of period	**$ 459,747**	**$ 58,946**
Supplemental disclosure of cash flow information:		
Interest paid	$ 5,802	$ 4,074
Taxes paid	$ -	$ -

CERTIFICATION

I, Lori A. Parks, Principal Executive Officer of Reset IV Inc., hereby certify that the financial statements of Reset IV Inc. included in this Report are true and complete in all material respects.

Lori A. Parks

Principal Executive Officer